Filed by Xerox Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HP Inc.

(Commission File No. 001-04423)

News from Xerox Holdings Corporation

Xerox Holdings Corporation 201 Merritt 7 Norwalk, CT 06851-1056 tel +1-203-968-3000

Xerox Files Preliminary Proxy Statement Supporting its Slate for Election at HP’s 2020 Annual Meeting

Announces Addition of Erroll B. Davis, Jr. to Slate of Highly Qualified Director Nominees

Urges HP Stockholders to Secure Superior Value by Supporting Xerox’s Offer and Electing Xerox’s Slate of Director Candidates

NORWALK, Conn., March 9, 2020 — Xerox Holdings Corporation (NYSE: XRX) (“Xerox”) today announced that it is filing a preliminary proxy statement with the United States Securities and Exchange Commission (“SEC”) in support of its slate of independent candidates to replace the board of directors of HP Inc. (NYSE: HPQ) (“HP”) at HP’s 2020 Annual Meeting of Stockholders.

Following the expansion of HP’s board slate from 11 to 12 members, Xerox has provided notice to HP that it is adding Erroll B. Davis, Jr., former chairman and chief executive officer of Alliant Energy Corporation, to its existing slate of highly qualified director nominees. Mr. Davis has extensive public company director experience, having served on the board of directors of Union Pacific, General Motors, PPG Industries and BP.

Xerox’s slate now comprises 12 director candidates, including: Betsy Atkins, George Bickerstaff, Carolyn Byrd, Erroll B. Davis, Jr., Jeannie Diefenderfer, Kim Fennebresque, Carol Flaton, Matthew Hart, Fred Hochberg, Jacob Katz, Nichelle Maynard-Elliott and Thomas Sabatino, Jr.

“Today’s filing reflects continued progress towards a combination between Xerox and HP,” stated John Visentin, vice chairman and chief executive officer of Xerox. “By nominating a slate of 12 independent, highly qualified candidates for election to HP’s Board, we are giving HP stockholders an opportunity to have a board that will act in their best interests and consider any and all opportunities to create value. We urge them to take advantage of this opportunity.”

Mr. Davis commented, “Xerox has assembled an exceptional slate of nominees with extensive executive and board leadership experience. I am humbled to be part of this group and, if elected, look forward to serving HP stockholders and exploring all potential options to maximize HP’s long-term value.”

About Erroll B. Davis, Jr.

Erroll B. Davis, Jr. has held several senior, high-profile positions in the private and public sectors. He was president, chief executive officer and chairman of Alliant Energy Corporation, which he helped form by merging WPL Holdings with two other public utility companies.

Following the successful integration of those businesses, Mr. Davis entered public service, first as chancellor of the University System of Georgia and then as superintendent of Atlanta Public Schools to clean up one of the largest cheating scandals in U.S. education history. Mr. Davis currently serves on the board of Union Pacific Corporation and previously served on the boards of General Motors, PPG Industries and BP. Mr. Davis provides operational and strategic experience, as well as experience with mergers and acquisitions and integrations.

Citi is acting as Xerox’s financial advisor, and King & Spalding LLP is providing legal counsel to Xerox. Willkie Farr & Gallagher LLP is providing legal counsel to Xerox’s independent directors, and Moelis & Company is acting as financial advisor to Xerox’s independent directors.

For additional details on the offer, the benefits of the transaction to both companies’ stockholders, and the Xerox management team, please visit www.XplusHP.com.

About Xerox

Xerox Holdings Corporation (NYSE: XRX) makes every day work better. We are a workplace technology company building and integrating software and hardware for enterprises large and small. As customers seek to manage information across digital and physical platforms, Xerox delivers a seamless, secure and sustainable experience. Whether inventing the copier, Ethernet, the laser printer or more, Xerox has long defined the modern work experience. Learn how that innovation continues at xerox.com.

Forward-Looking Statements

This communication, and other written or oral statements made from time to time by management contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “should”, “targeting”, “projecting”, “driving” and similar expressions, as they relate to us, our performance and/or our technology, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to: our ability to address our business challenges in order to reverse revenue declines, reduce costs and increase productivity so that we can invest in and grow our business; our ability to attract and retain key personnel; changes in economic and political conditions, trade protection measures, licensing requirements and tax laws in the United States and in the foreign countries in which we do business; the imposition of new or incremental trade protection measures such as tariffs and import or export restrictions; changes in foreign currency exchange rates; our ability to successfully develop new products, technologies and service offerings and to protect our intellectual property rights; the risk that multi-year contracts with governmental entities could be terminated prior to the end of the contract term and that civil or criminal penalties and administrative sanctions could be imposed on us if we fail to comply with the terms of such contracts and applicable law; the risk that partners, subcontractors and software vendors will not perform in a timely, quality manner; actions of competitors and our ability to promptly and effectively react to changing technologies and customer expectations; our ability to obtain adequate pricing for our products and services and to maintain and improve cost efficiency of operations, including savings from restructuring actions; the risk that confidential and/or individually identifiable information of ours, our customers, clients and employees could be inadvertently disclosed or disclosed as a result of a breach of our security systems due to cyber attacks or other intentional acts; reliance on third parties, including subcontractors, for manufacturing of products and provision of services; the exit of the United Kingdom from the European Union; our ability to manage changes in the printing environment and expand equipment placements; interest rates, cost of borrowing and access to credit markets; funding requirements associated with our employee pension and retiree health benefit plans; the risk that our operations and products may not comply with applicable worldwide regulatory requirements, particularly environmental regulations and directives and anti-corruption laws; the outcome of litigation and regulatory proceedings to which we may be a party; any impacts resulting from the restructuring of our relationship with Fujifilm Holdings Corporation; the shared services arrangements entered into by us as part of Project Own It; the ultimate outcome of any possible transaction between Xerox Holdings Corporation (“Xerox”) and HP Inc. (“HP”), including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any definitive agreement will be materially different from those proposed; uncertainties as to whether HP will cooperate with Xerox regarding the proposed transaction; the ultimate result of the proxy contest by Xerox for election of directors to HP’s board of directors; Xerox’s ability to consummate the proposed transaction with HP; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; Xerox’s ability to finance the proposed transaction with HP; Xerox’s indebtedness, including the substantial indebtedness Xerox expects to incur in connection with the proposed transaction with HP and the need to generate sufficient cash flows to service and repay such debt; the possibility that Xerox may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate HP’s operations with those of Xerox; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees may be difficult; and general economic conditions that are less favorable than expected. Additional risks that may affect Xerox’s operations and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Xerox’s 2019 Annual Report on Form 10-K, as well as in Xerox Corporation’s and Xerox Holdings Corporation’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. These forward-looking statements speak only as of the date of this communication or as of the date to which they refer, and Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

This communication relates to a proposal that Xerox has made for a business combination transaction with HP and the exchange offer which Xerox, through XHC Acquisition Corp., its wholly owned subsidiary, has made to HP stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO

(including the offer to exchange, the letter of election and transmittal and other related offer documents) and a registration statement on Form S-4 filed by Xerox on March 2, 2020. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the offer. Subject to future developments, Xerox (and, if applicable, HP) may file additional proxy statements or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Xerox and/or HP may file with the SEC in connection with the proposed transaction.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Investors and security holders of Xerox and HP are urged to read the tender offer statement (including the offer to exchange, the letter of election and transmittal and other related offer documents), the registration statement and any other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Xerox and/or HP, as applicable. Investors and security holders may obtain free copies of these documents (if and when available) and other documents filed with the SEC by Xerox through the web site maintained by the SEC at www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.

This communication shall not constitute an offer to sell or solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Xerox and its directors and executive officers and other members of management and employees and the candidates identified by Xerox in the preliminary proxy statement filed on March 9, 2020 (the “Xerox nominees”) may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions, including with respect to HP’s 2020 Annual Meeting of Stockholders. You can find information about Xerox’s executive officers and directors in the Current Report on Form 8-K filed by Xerox Holdings Corporation with the SEC on July 31, 2019, the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019 and the combined Annual Report on Form 10-K for the year ended December 31, 2019 filed by Xerox Holdings Corporation and Xerox Corporation with the SEC on February 28, 2020. To the extent holdings of Xerox securities by Xerox’s executive officers and directors have changed from the amounts of securities of Xerox Corporation (the predecessor issuer to Xerox Holdings Corporation) held by such persons as reflected in the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the Xerox nominees is available at www.XplusHP.com and is included in the preliminary proxy statement filed by Xerox with the SEC. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.

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Media Contact:

Caroline Gransee-Linsey, Xerox, +1-203-849-2359, Caroline.Gransee-Linsey@xerox.com

Investor Contacts:

Ann Pettrone, Xerox, +1-203-849-2590, Ann.Pettrone@xerox.com

Edward McCarthy, D.F. King & Co., Inc., +1-212-269-5550, EMcCarthy@DFKing.com

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